PARTNERSHIP INTERESTS
PURCHASE AGREEMENT

THIS PARTNERSHIP INTERESTS PURCHASE AGREEMENT (this "Agreement") is made as of this 17th day of July, 2004, by and among **JEFFREY I. FRIEDMAN**, an individual ("Friedman"), and **JIFCO**, an Ohio corporation ("JIFCO") (Friedman and JIFCo are hereinafter sometimes referred to together as "Sellers"), and **WINCHESTER, INC.**, an Ohio corporation ("Buyer").

W I T N E S S E T H

WHEREAS, Friedman owns a 1% general partnership interest and JIFCO owns a 0.001% general partnership interest (the "Partnership Interests") in Winchester, an Ohio limited partnership (the "Partnership") pursuant to that certain Amended and Restated Agreement and Certificate of Limited Partnership signed by Sellers as general partners on May 21, 1984 (the "Partnership Agreement");

WHEREAS, the Partnership is the fee owner of that certain parcel of real property legally described on Exhibit A attached hereto and made a part hereof known as Winchester I Apartments located at 27400 Chardon Road, Willoughby Hills, Ohio 44094, together with all buildings, pools, poolhouses, fixtures, appliances, and all personal property of the Partnership located on such real property and used exclusively in connection with such real property and other improvements located thereon or therein and including all appurtenant rights and easements relating thereto (collectively, the "Property");

WHEREAS, Buyer desires to purchase the Partnership Interests from Sellers, and Sellers desire to sell their respective Partnership Interests to Buyer, on the terms and subject to the conditions hereinafter stated;

NOW, THEREFORE, for good and valuable consideration received to the full satisfaction of each of them, the parties agree as follows:

1. **Purchase and Sale of Partnership Interests.** Upon the terms and subject to the conditions set forth herein, each Seller agrees to convey, sell, transfer, assign, and deliver to Buyer at the Closing (as hereinafter defined), and Buyer agrees to buy and take from each Seller at the Closing, all of each Seller's right, title, estate, and interest in and to such Seller's respective Partnership Interests, free and clear in each case of all liens, security interests, and encumbrances whatsoever. Sellers waive and release any claims for fees that may be payable by the Partnership to either of them or any of their respective affiliates, except any fees already accrued on the books and records of the Partnership as of the date hereof.

2. **Consideration.**

    (a)   Buyer shall pay to Sellers as consideration for the sale of the Partnership Interests to Buyer an aggregate amount equal to 1.1% of the "net sales proceeds" derived from the future sale of the Property to a bona fide third party purchaser if and when such sale occurs. Payment of the consideration described above shall be due within 10 business days after the consummation of such sale and shall be allocated between Sellers as set forth in the first "Whereas" recital clause of this Agreement.

    (b)   For purposes of this Section 2, the term "net sales proceeds" shall mean the gross purchase price for the Property less (i) all costs and expenses incurred in connection with the sale of the Property (including, without limitation, broker fees, legal fees, accounting fees, transfer taxes and conveyance fees and any other customary closing costs, but without any deduction for the principal amount, if any, of any mortgage then encumbering the Property); (ii) the principal amount of the existing mortgage as at June 30, 2004, in the amount of $2,967,527; and (iii) Seller's pro rata share (1.001%) of the net liabilities of the Partnership as at June 30, 2004, as shown on the June 30, 2004 Balance Sheet of the Partnership attached to this Agreement as Exhibit B, without regard to the real estate asset value of the Property and any mortgage liabilities. Sellers shall be entitled to a credit against their share of such net liabilities in the sum of $30,984, which represents the amount of accrued fees payable by the Partnership to Friedman, JIFCO or any of their affiliates on the books and records of the Partnership as at June 30, 2004.

(c)   The provisions of this Section 2 shall survive the Closing.

3.   **Sellers Representations and Warranties.** Sellers represent and warrant to Buyer that:

(a)   Sellers are the sole general partners of the Partnership and Sellers each have all necessary power and authority to enter into this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby, without the consent or authorization of, or notice to, any third party. This Agreement constitutes, and the other documents and instruments to be delivered by Sellers pursuant hereto (when delivered) will constitute, the legal, valid and binding obligations of each of the Sellers enforceable against each of the Sellers in accordance with their respective terms.

(b)   To the actual knowledge of each Seller as to its respective Partnership Interests, there is no litigation, proceeding or action pending or threatened against or relating to such Seller's respective Partnership Interests which might materially and adversely affect such Seller's Partnership Interests.

(c)   Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, in any material respect, constitute a violation of or be in conflict with or constitute a default under any term or provision of any agreement, instrument or lease to which either Seller is a party.

(d)   Each of the Sellers owns good, valid, and indefeasible title to their respective Partnership Interests, free and clear of all mortgages, pledges, liens, security interests, encumbrances, and restrictions of any nature whatsoever.

All of the representations and warranties set forth in this Section 3 shall survive indefinitely the Closing of the transactions contemplated hereby.

4.   **Representations and Warranties of Buyer.** Buyer represents and warrants to Sellers that:

(a)   Buyer has all necessary power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby, without the consent or authorization of, or notice to, any third party, except those third parties to whom such consents or authorizations have been or will be obtained, or to whom notices have been or will be given, prior to the Closing. This Agreement constitutes, and the other documents and instruments to be delivered by Buyer pursuant hereto when delivered will constitute, the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

(b)   Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, in any material respect, constitute a violation of or be in conflict with or constitute a default under any term or provision of any agreement, instrument or lease to which Buyer is a party.

(c)   To the actual knowledge of Buyer, there is no litigation, proceeding or action pending or threatened against or relating to Buyer which might materially and adversely affect the ability of Buyer to consummate the transactions contemplated hereby or which questions the validity of this Agreement or any action taken or to be taken by Buyer pursuant hereto.

All of the representations and warranties set forth in this Section 4 shall survive indefinitely the Closing of the transactions contemplated hereby.

5.   **Deliveries.**

(a)   Sellers shall execute and deliver to Buyer, at Closing, the following:

(i)   a good and sufficient Assignment and Assumption of Partnership Interests from Sellers, in the form and substance attached hereto as Exhibit C, conveying, selling, transferring, assigning, and delivering to Buyer good, valid, and indefeasible title to their respective Partnership Interests, free and clear of all mortgages, pledges, liens, security interests, encumbrances, and restrictions (the "Assignment Agreement"); and

(ii)   such other or further documentation as Buyer may reasonably request at any time or from time to time in order: (A) to convey, vest, confirm or evidence one or both Sellers' title to the Partnership Interests intended to be conveyed, sold, transferred, assigned, and delivered to Buyer under this Agreement; (B) to vest, confirm or evidence title to all or part of the Property being in the Partnership; or (C) to in any other manner effectuate the terms and conditions of this Agreement.

(b)   Buyer shall execute and/or deliver the following to or for the benefit of Sellers on the Closing Date:

(i)   the Assignment Agreement; and

(ii)   such other documents and instruments as may be required by any other provision of this Agreement or as may reasonably be required to give effect to the terms and intent of this Agreement.

6.   **Closing Date.** Unless the parties otherwise agree in writing, the transactions contemplated hereby shall be closed (the "Closing") simultaneously with the execution of this Agreement by the parties (the "Closing Date").

7.   **Miscellaneous.**

(a)   This Agreement, including the Exhibits attached hereto, shall be deemed to contain all of the terms and conditions agreed upon with respect to the subject matter hereof, it being understood that there are no outside representations or oral agreements.

(b)   Unless otherwise expressly required or permitted by the terms of this Agreement, any notice required or permitted to be given hereunder by the parties shall be delivered personally or served by certified or registered mail or a nationally recognized overnight courier to the parties at the addresses set forth below, unless different addressees are given by one party to the other:

As to Sellers:

c/o Jeffrey I. Friedman
5025 Swetland Court
Richmond Heights, Ohio 44143-1467
Phone: (216) 797-8700

As to Buyer:

Winchester, Inc.
5025 Swetland Court
Richmond Heights, Ohio 44143-1467
Attention: Martin A. Fishman, Esq.
Phone: (216) 797-8780

(c)   Sellers represent and warrant to Buyer and Buyer represents and warrants to Sellers that neither party has retained any real estate broker or agent so as to entitle such broker or agent to any commission in connection with the sale of the Partnership Interests to Buyer. If for any reason any commission shall become due, the party who retained such broker shall pay any such commission and such party agrees to indemnify and save the other party harmless from any and all claims for any such commission and from any attorneys' fees and litigation or other expenses relating to any such claim. The representations and warranties contained in this subsection 7(c) shall survive the closing of the transactions contemplated hereby.

(d)   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

(e)   After the Closing, the parties shall execute and deliver such further documents and instruments of conveyance, sale, assignment, transfer or otherwise, and shall take or cause to be taken such other or further action as either party shall reasonably request at any time or from time to time in order to effectuate the terms and provisions of this Agreement.

(f)   This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

(g)   This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have signed four counterparts of this Agreement, each of which shall be deemed to be an original document, as of the date set forth above

SELLERS:

/s/ Jeffrey I. Friedman
Jeffrey I. Friedman

JIFCO, an Ohio corporation

By: /s/ Jeffrey I,. Friedman
Its: President

BUYER:

WINCHESTER, INC., an Ohio corporation

By: /s/ Martin A. Fishman
     Martin A. Fishman, Vice President